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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                           ROBOMATIX TECHNOLOGIES LTD.
                            (Name of Subject Company)

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                           ROBOMATIX TECHNOLOGIES LTD.
                       (Name of Persons Filing Statement)

                  ORDINARY SHARES, PAR VALUE NIS 1.46 PER SHARE
                         (Title of Class of Securities)

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                                    M8216J107
                     (CUSIP Number of Class of Securities)

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                            ANDRIS J. VIZBARAS, ESQ.
                          CARTER LEDYARD & MILBURN LLP
                                  2 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 732-3200

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of
                          the persons filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.       SUBJECT COMPANY INFORMATION

         Name and Address. The name of the subject company to which this
Solicitation/Recommendation Statement on Schedule 14D-9 relates (this
"Statement") is Robomatix Technologies Ltd., a company organized and existing under the laws of Israel (the "Company"). The address of the principal executive office of the Company is 1 Azrieli Center, Tel Aviv 67021, Israel, and its
telephone number at that address is 972-3-693-1111.

         Securities. The title of the class of equity securities to which this
Statement relates is the ordinary shares, par value NIS 1.46 per share (the
"Shares"), of the Company. As of June 13, 2005, the Company had outstanding
13,599,626 Shares and options to purchase 6,709,980 Shares (of which, options to purchase 3,686,631 Shares were vested as of such date).

ITEM 2.       IDENTITY AND BACKGROUND OF FILING PERSON

         Name and Address. The filing person is the subject company. Its name, address and telephone number are set forth above under the caption "Item 1.
Subject Company Information."

         Tender Offer. This Statement relates to the cash tender offer (the
"Offer") by WorldGroup Holdings Ltd., a corporation organized and existing under the laws of Israel (the "Buyer"), offering to purchase all of the outstanding
Shares of the Company at a price of US $1.00 per Share, less any withholding tax due, in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2005 (the "Offer to
Purchase"), and the related Letter of Transmittal. The Offer was disclosed in a
Tender Offer Statement filed on Schedule TO-T (the "Schedule TO") with the
United States Securities and Exchange Commission on June 14, 2005.

         The address of the principal executive offices of the Buyer is 1
Azrieli Center, Tel Aviv 67021, Israel.

ITEM 3.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Set forth below is a description of (i) certain business relationships that exist between the Company and its executive officers, directors or affiliates, on one hand, and the Buyer and its executive officers, directors or affiliates, on the other hand, and (ii) certain actual or potential conflicts of interest related to the Offer.

         Composition of Bidder Group; Share Ownership. The Buyer does not currently own any of the Shares. However, it is controlled by SPL Software Ltd.
("SPL"), which owns 19,092 Shares (0.14% of the outstanding Shares). SPL is controlled by Silverboim Holdings Ltd. ("Silverboim"), which also directly owns
8,273,150 Shares (60.84% of the outstanding Shares) and which is in turn controlled by Zvi Barinboim, who also personally holds 87,000 Shares (0.64% of the outstanding Shares). The Buyer, SPL,

Silverboim and Mr. Barinboim are collectively referred to in the Offer to
Purchase, the Schedule TO and herein as the "bidder group." In the aggregate, the bidder group holds 61.62% of the outstanding Shares. In addition, Mr.
Barinboim holds vested options to purchase 60,000 Shares.

         The following table sets forth, as of June 1, 2005, the number of ordinary shares owned beneficially by all officers and directors of the Company.
All options set forth below are fully vested.

       -------------------------------------------------------------------------
       NAME OF SHAREHOLDER           NUMBER OF SHARES     NUMBER OF OPTIONS
                                     BENEFICIALLY OWNED   EXERCISABLE WITHIN
                                                          60 DAYS
       -------------------------------------------------------------------------
       Zvi Barinboim,(1) Director       8,379,442             60,000
       -------------------------------------------------------------------------
       Ariel Levy, Director              6,000                80,000
       -------------------------------------------------------------------------
       Itzhak Oz, Director                --                  80,000
       -------------------------------------------------------------------------
       Nir Reshef, Outside                --                  60,000
       Director
       -------------------------------------------------------------------------
       Ruth Breger, Outside               --                  60,000
       Director
       -------------------------------------------------------------------------
       Amit Goldwasser, Chief             --                 240,000
       Executive Officer
       -------------------------------------------------------------------------

     (1) Includes 87,200 Shares held directly by Mr. Barinboim, 19,092 shares held by SPL and 8,273,150 Shares held by Silverboim. The 60,000 options held by Mr. Barinboim are exercisable as long as he continues to serve as a director of the Company and have an exercise price of $0.70 per
         Share. Silverboim is a privately held company in which the voting rights are held by Zvi Barinboim (20.68%), Barhoz Holdings Ltd.
         (22.38%), Zvi Bar-Nes Nisensohn and a company under his control
         (17.02%), Gilex Holding B.V (19.27%), (which also holds 1,200,000 ordinary shares of the Company which constitute 8.82% of the outstanding Shares) Shrem, Fudim, Kelner & Co. Ltd. (9.57%) and
         Hapoalim Assets (Shares) Ltd. (11.08%). Mr. Barinboim holds, primarily through a wholly owned company, 51% of the voting rights and 26.92% of the capital stock of Barhoz Holdings Ltd. As a result, Mr. Barinboim holds, directly and indirectly, approximately 43.06% of the voting rights of Silverboim. Certain officers of Silverboim hold options to purchase ordinary shares of Silverboim and the numbers presented above do not represent percentages of holdings on a fully diluted basis. Mr.
         Barinboim disclaims beneficial ownership of the securities owned by
         Silverboim, except to the extent of his pecuniary interest in those securities.

         Option Plan. On June 27, 2004, the Company's board of directors approved an option which governs options grants to officers, directors and employees of the Company. Options currently held under the plan by the officers and directors of the Company are included in the table above under
"-- Compensation of Bidder Group; Share Ownership."

         The Company's Chief Executive Officer. Amit Goldwasser, the Chief
Executive Officer of the Company, also serves as the Chief Financial Officer of
SPL, as the Chief Executive Officer of Silverboim and as a Director of
Silverboim. Mr. Goldwasser is not expected to remain as the Company's Chief
Executive Officer beyond June 30, 2005, and is to terminate his office as Chief
Executive Officer of Silverboim within the next few weeks.

         The Company's Board of Directors. Due to their ownership of Shares, the members of the bidder group are collectively able to elect all five members of the Company's board of directors (subject to the requirement that the Company's two outside directors must also receive the vote of at least one-third of the votes cast by shareholders who are not members of the bidder group) and control the Company.

         Of the five members of the Company's board of directors, two also serve on the Buyer's board of directors. One of these overlapping directors, Mr.
Barinboim, also controls SPL and Silverboim and is a member of the bidder group.
Mr. Barinboim is the chairman of the boards of directors of the Company, the
Buyer, SPL and Silverboim.

         Each member of the Company's board of directors holds Shares or options to purchase Shares (or both) and thus has a personal interest in the Offer.

         Agreements between the Company and Members of the Bidder Group. On
November 15, 2000, the Company entered into a consultation and management agreement with Silverboim, effective January 1, 2000, pursuant to which
Silverboim provided management, consulting and support services to the Company in consideration for monthly payments of $10,000 plus value added tax and reimbursement of reasonable expenses. Additionally, in October 2000, the
Company's shareholders approved a services agreement with Silverboim, effective
January 1, 2000, pursuant to which Silverboim provided the Company support and administrative services, including secretarial and computer services, office space and the payment of related expenses. The service fees under this agreement are based on actual expenses up to $5,000 per month. In 2001 and 2002, the
Company made no actual payment to Silverboim for support, services and office space and management and consulting services, (except for actual out of pocket expenses in connection with the management and consulting agreement in an amount of $10,914) but recorded in its 2001 and in 2002 financial statements $60,000 for support, services and office space and $120,000 for management and consulting services. In 2003, the Company paid Silverboim $104,000 in respect of outstanding debt. Both the consultation and management agreement and the services agreement expired in January 2005.

         In September 2002, the Company entered into an agreement for the sale of its entire share holdings in Robomatix (Israel) Ltd. to SPL. In accordance with the agreement, SPL agreed to pay the Company approximately $570,000, payable in NIS in three equal installments. The last installment was paid on
November 25, 2004.

         The Company currently holds, through a wholly-owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry and mainly in Germany. The
Company financed a substantial part of the purchase price of the share capital of Franz Kalff through a secured loan that it took from Bank Hapoalim.
Approximately $ 2.5 million of this loan is guaranteed by Silverboim through two guaranty agreements with the bank. The first guaranty agreement, unlimited in amount, guarantees the payment of all amounts due to the bank from the Company and will terminate upon the perfection of a security interest in a bank account in the Netherlands. The other agreement guarantees the Company's payment of
2,658,443 Euros to Bank Hapoalim (approximately $3,275,600).

         Reinvestment in the Buyer. Silverboim has agreed to invest in the Buyer all of the consideration it receives for its tendered Shares.

         Except as set forth above in this Item 3, to the knowledge of the
Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the
Company or its affiliates and (i) the Company or its executive officers, directors or affiliates, or (ii) the Buyer or its executive officers, directors or affiliates.

ITEM 4.       THE SOLICITATION OR RECOMMENDATION.

         Neutral Position of the Company and Reasons Therefor. The bidder group controls the Company and is entitled to appoint all five of the members of its board of directors (provided that the two outside directors must also receive the vote of at least one-third of the votes cast by shareholders other than the members of the bidder group). In addition, all of the directors of the Company hold shares or options (or both) in the Company and thus also have a personal interest in the Offer. The members of the board of directors of the Company therefore may appear to have a bias in favor of the bidder group and the Offer.
Under Israeli law, the board of directors of the Company is not required to express an opinion regarding the Offer. In view of the possible appearance of bias in favor of the bidder group, and the absence of an affirmative duty under
Israeli law to express an opinion on the Offer, the Company's board of directors at a meeting on June 7, 2005 determined to remain neutral to the Offer and to express no opinion as to whether shareholders should tender their Shares in the
Offer. Shareholders should make their own determination as to whether to accept or reject the Offer.

         Israeli Companies Law, 1999 requires that an acquisition of shares in a company which shares are publicly traded must be made by means of a tender offer for all of the shares or series of shares of such company, if as a result of the acquisition the offeror would become a holder of more than 90% of the company's shares or series of shares. This is called a "full tender offer." The Buyer's
Offer is being conducted in accordance with this requirement. Under Israeli
Companies Law, 5759-1999, in the case of a full tender offer, the board of directors of the subject company need not express any opinion on the offer.

         Intent to Tender. SPL, Silverboim and Mr. Barinboim have indicated to the Company that they intend to tender all of their Shares in the Offer. To the
Company's knowledge, Mr. Levy will tender his Shares in the Offer and all directors and Mr. Goldwasser will exercise their options and tender the resulting shares.

ITEM 5.       PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         None.

ITEM 6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Other than as disclosed in Item 3 above, neither the Company nor any of its executive officers, directors, affiliates or subsidiaries beneficially own or have effected any transactions in Shares during the past 60 days.

         Other than as disclosed in Item 3 above and in the following paragraph, no member of the bidder group and no executive officers, directors, affiliates or subsidiaries of any member of the bidder group owns any Shares or has effected any transaction in the Shares in the past 60 days.

         Jacob Tenenboem, a director of SPL, sold 2,200 Shares on June 7, 2005 in the market through a broker at a price of $0.91 per Share.

ITEM 7.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Except as set forth in Items 3 and 4 above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to: (1) any tender offer for or other acquisition of the Company's securities;
(2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

         Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

         The Buyer has advised the Company that, if either: (i) the Buyer acquires more than 95% of the outstanding Shares in the Offer; or (ii) there are fewer than 300 holders of record of the Shares resident in the U.S. after the
Buyer accepts and pays for Shares tendered in the Offer, the Buyer intends to cause the Company to file a certification on Form 15 with the Securities and
Exchange Commission to de-register the Shares under the Securities Exchange Act of 1934, as amended. Moreover, the Buyer has informed us that, if more than 95%
of the outstanding Shares are tendered, then, in accordance with

Section 337(a) of the Israeli Companies Law, without any further action by the
Buyer or the balance of the shareholders, the Buyer will become the sole shareholder of the Company and will become obligated to pay U.S. $1.00 per share to the former holders of those Shares. If this happens, or if there are fewer than 300 holders of record of the Shares resident in the U.S. after the Buyer accepts and pays for Shares tendered in the Offer, the Shares would no longer be eligible for quotation on the over-the-counter bulletin board, where they are currently quoted under the symbol "RBMXF.OB".

ITEM 8.       ADDITIONAL INFORMATION.

         Shareholders should read the Offer to Purchase for additional information relating to the Offer.

ITEM 9.       EXHIBITS.

         (a)(1) Press release issued by Robomatix Technologies Ltd. on May 9,
2005 (incorporated by reference to the pre-commencement
Solicitation/Recommendation Statement on Schedule 14D-9 filed by Robomatix
Technologies Ltd. with the Securities and Exchange Commission on May 26, 2005).

         (a)(2) Tadiran Telecom Communication Services in Israel (Limited
Partnership) Condensed Interim Financial Statements as of March 31, 2005
(incorporated by reference to the pre-commencement Solicitation/Recommendation
Statement on Schedule 14D-9 filed by Robomatix Technologies Ltd. with the
Securities and Exchange Commission on June 9, 2005).

         (e) None.

         (g) None.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         ROBOMATIX TECHNOLOGIES LTD.

                                         By: /s/ Amit Goldwasser
                                             ------------------------------
                                                 Amit Goldwasser
                                                 Chief Executive Officer

                                         By: /s/ Ariel Levy
                                             ------------------------------
                                                 Ariel Levy
                                                 Director

Date:  June 21, 2005